Exhibit 21.1

Subsidiaries of the Registrant

The following is a list of the consolidated subsidiaries of First NBC Bank Holding Company, the names under which such subsidiaries do business, and the state in which each was organized, as of December 31, 2013. All subsidiaries are wholly-owned.

Subsidiaries of First NBC Bank Holding Company:

Name	State of Organization
First NBC Bank	Louisiana

Subsidiaries of First NBC Bank:

Name	State Of Organization
MBF 1, LLC	Delaware
MBF #2, LLC	Louisiana
First NBC Community Development, LLC	Louisiana
First NMC #1, LLC	Louisiana
First NMTC #2, LLC	Louisiana
FNBC MLK Investment, LLC	Louisiana
First NBC Mortgage, LLC	Louisiana
First NBC Community Development Fund, LLC	Louisiana
First NBC Historic Tax Partners, LLC	Louisiana